DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@us.dlapiper.com T 212.335.4783

December 9, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sondra Snyder
Robert Babula
Anuja Majmudar
Loan Lauren Nguyen

Re:	Freightos Ltd
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted November 3, 2022
CIK No. 0001927719

Ladies and Gentlemen:

This letter is submitted on behalf of Freightos Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on November 3, 2022 (“Draft Registration Statement”), as set forth in your letter dated November 18, 2022, addressed to Zvi Schreiber, Chief Executive Officer of the Company (the “Comment Letter”). The Company is publicly filing its Registration Statement on Form F-4 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments on the Draft Registration Statement, concurrently with this response letter.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

December 9, 2022

Amendment No. 1 to Draft Registration Statement on Form F-4

Questions and Answers About the Business Combination and the Extraordinary General Meeting Q: How do I exercise my redemption rights?, page 8

1.	We note your response to our prior comment 1 and re-issue it in part. Please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material results risks.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 67 of the Registration Statement in response to the Staff’s comment.

Background of the Business Combination, page 95

2.	We note your revised disclosure in response to our prior comment 6. You disclose that the value range of $300 million and $600 million was based in part on an estimated 2022 GBV that the Gesher Board believed was "a discount to an identified peer group of digital platforms" and "a discounted cash flow ("DCF") calculation using a range of estimates and discount rates." Please revise your disclosure to include the criteria used to select the identified peer group of digital platforms and additional details to describe the DCF analysis, who calculated the discounted cash flow and how it was calculated. If the disclosure has been provided in another section, please clarify.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Registration Statement in response to the Staff’s comment.

3.	We note the disclosure that Gesher agreed to the revised pro forma valuation range of $450 million to $600 million, reflecting an upwardly revised estimate of the Company’s estimated 2022 GBV to between $500 and 700 million, based on a number of factors, including a revised DCF calculation. Please revise to describe the changes in the revised DCF calculation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

December 9, 2022

Unaudited Historical Comparative and Pro Forma Combined Comparative Per Share Data of Gesher and Freightos, page 218

4.	You disclose that Gesher’s historical book value per share at December 31, 2021 and June 30, 2022 is calculated by dividing total shareholders’ equity, including Gesher Ordinary Shares subject to possible redemption, by the number of Gesher Ordinary Shares outstanding at the end of the period. However, Gesher’s historical book value per share information appears to be calculated as the historical book value of shareholders’ equity divided by the number of Ordinary Shares considered outstanding at December 31, 2021 and June 30, 2022. Please revise footnote (1) as appropriate.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 221 of the Registration Statement in response to the Staff’s comment.

5.	You state that the historical book value per share of Freightos at December 31, 2021 and June 30, 2022 is calculated by dividing total shareholders’ equity attributable to the holders of Freightos’ Ordinary Shares, by the number of Freightos Ordinary Shares outstanding at the end of the period. Please tell us how these amounts were derived and provide your calculations in your response.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 221 of the Registration Statement in response to the Staff’s comment.

Please refer to the following calculations of historical book value per share of Freightos as of June 30, 2022 (U.S. dollars in thousands):

Total shareholders’ equity – $32,258 (refer to Freightos’ unaudited consolidated statement of financial position as of June 30, 2022)

Less the aggregate liquidation preference of preferred shares – $(35,436)

Total shareholders’ equity attributable to the holders of Freightos’ Ordinary Shares: $32,258 – $35,436 = $(3,178)

The number of Freightos Ordinary Shares outstanding at the end of the period – 2,279,563 (refer to Note 6 EQUITY (b) Composition of share capital of Freightos’ unaudited consolidated statement as of June 30, 2022)

The book value per share of Freightos as of June 30, 2022 was $(1.39), which was calculated by dividing (i) $(3,178) (total shareholders’ equity attributable to the holders of Freightos’ Ordinary Shares) by (ii) 2,279,563 (the number of Freightos Ordinary Shares outstanding at the end of the period).

United States Securities and Exchange Commission

December 9, 2022

Please refer to the following calculations of historical book value per share of Freightos as of December 31, 2021 (U.S. dollars in thousands):

Total shareholders’ equity – $34,919 (refer to Freightos’ audited consolidated statement of financial position as of December 31, 2021)

Less the aggregate liquidation preference of preferred shares – $(31,014)

Total shareholders’ equity attributable to the holders of Freightos’ Ordinary Shares: $34,919 – $31,014 = $3,905

The number of Freightos Ordinary Shares outstanding at the end of the period – 1,974,544 (refer to Note 16 EQUITY (b) Composition of share capital of Freightos’ audited consolidated statement as of December 31, 2021)

The book value per share of Freightos as of December 31, 2021 was $1.98, which was calculated by dividing (i) $3,905 (total shareholders’ equity attributable to the holders of Freightos’ Ordinary Shares) by (ii) 1,974,544 (the number of Freightos Ordinary Shares outstanding at the end of the period).

6.	You state that the pro forma combined book value per share of Ordinary Shares at December 31, 2021 and June 30, 2022, assuming no redemption, and assuming full redemption, is computed by dividing total pro forma shareholders’ equity by the pro forma number of total shares outstanding at the end of the period. However, we are unable to determine how the amounts presented were derived. Please disclose how the pro forma combined book values per share, assuming no redemption, and assuming full redemption, were derived at December 31, 2021 and June 30, 2022. Provide us with your calculations in your response.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 221 of the Registration Statement in response to the Staff’s comment.

Please refer to the following calculations of pro forma combined book value per share (U.S. dollars in thousands, other than per share values):

The pro forma combined book value per share of Ordinary Shares as of June 30, 2022:

Assuming no redemptions, was $3.27, which was computed by dividing (i) $183,794, the sum of (x) $178,053 (total pro forma shareholders’ equity) and (y) $5,741 (the fair value of warrants liabilities) (which are out of the money; refer to the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2022 on page 209 of the Registration Statement), by (ii) 56,137,715 (the pro forma number of total shares outstanding at the end of the period) (refer to the share ownership table on page 206 of the Registration Statement).

Assuming maximum redemptions, was $2.05, which was computed by dividing (i) $97,484, the sum of (x) $91,743 (total pro forma shareholders’ equity) and (y) $5,741 (the fair value of warrants liabilities) (which are out of the money; refer to the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2022 on page 209 of the Registration Statement), by (ii) 47,627,715 (the pro forma number of total shares outstanding at the end of the period) (refer to the share ownership table on page 206 of the Registration Statement).

United States Securities and Exchange Commission

December 9, 2022

The pro forma combined book value per share of Ordinary Shares as of December 31, 2021:

Assuming no redemptions, was $3.33, which was computed by dividing (i) $186,996 [*] by (ii) 56,137,715 (the pro forma number of total shares outstanding at the end of the period) (refer to the share ownership table on page 206 in the Registration Statement) [**].

Assuming maximum redemptions, was $2.11, which was computed by dividing (i) $100,686 thousand [*] by (ii) 47,627,715 (the pro forma number of total shares outstanding at the end of the period) (refer to the share ownership table on page 206 in the Registration Statement) [**].

* The Company has made all adjustments as of December 31, 2021 consistently with the pro forma adjustments as of June 30, 2022.

** The change in the ownership table during the six months ended June 30, 2022 was immaterial (refer to the interim consolidated statements of changes in equity for the six months ended June 30, 2022).

	Assuming no redemption	Assuming maximum redemption
Freightos shareholders’ equity as of December 31, 2021	34,919	34,919
Gesher shareholders’ deficit as of December 31, 2021	(3,233)	(3,233)
Footnote (H) of the pro forma information - represents pro forma adjustments to share premium balance	191,386	107,076
Offset footnote (M) of the pro forma information - Issuance of warrants liability as part of the PIPE, upon consummation of Business combination	1,118	1,118
Footnote (K) of the pro forma information - represents pro forma adjustments to accumulated deficit	(34,785)	(36,785)
Accrued offering expenses which was recorded as of June 30, 2022	(2,409)	(2,409)
Total	186,996	100,686

United States Securities and Exchange Commission

December 9, 2022

Certain Material U.S. Federal Income Tax Considerations, page 236

7.	We note you revised the risk factor on page 75 in response to our prior comment 16. Please revise this section to describe the significant legal and factual uncertainties concerning the application of the requirement in Section 368(a) of the Code.

Response:

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the following disclosure on page 241 of the Registration Statement: “For instance, to qualify as a reorganization, the acquiring corporation must continue, either directly or indirectly through certain related entities, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations promulgated under section 368 of the Code. However, there is no direct guidance as to how such rules are applied in the case of an acquisition of a corporation with only investment-type assets, such as Gesher. In addition, the qualification of the Business Combination as a reorganization will be based on facts which cannot be confirmed until the time of closing or following the closing, including the extent to which Gesher shareholders exercise their redemption rights with respect to their Gesher Securities.”

8.	We note your response to our prior comments 17 and 18 and are unable to concur. Your disclosure indicates that the parties intend for the merger to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Although the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, it appears that the tax consequences to the transaction are material to shareholders. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19 which discusses the issuance of an opinion if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction. Please file a tax opinion as an exhibit to the registration statement and revise the disclosure accordingly. In addition, please remove statements that do not attribute the intended tax consequence to counsel or the parties to the Business Combination such as "there may be a position."

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 241 of the Registration Statement in response to the Staff’s comment and included a tax opinion as Exhibit 8.1 to the Registration Statement.

United States Securities and Exchange Commission

December 9, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Stephen P. Alicanti
Stephen P. Alicanti
Partner

cc:	Zvi Schreiber, Freightos Limited
Jeremy Lustman, DLA Piper LLP (US)
Jon Venick, DLA Piper LLP (US)